UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                          FiberNet Telecom Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    315653105
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                                 (CUSIP Number)

                             Mr. Timothy P. Bradley
                          Signal Equity Partners, L.P.
                         10 East 53rd Street, 32nd Floor
                               New York, NY 10022
                                  212-872-1180
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 3


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CUSIP NO. 315653105                                                  Page 2 of 3

                This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule 13D") filed on May 17, 1999, as amended, by and on behalf of Signal Equity Partners, L.P. (formerly Signal Capital Partners, L.P.), Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. with respect to their ownership of Common Stock, par value $.001 per share, of FiberNet Telecom Group, Inc. Capitalized terms used and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.         PURPOSE OF TRANSACTION.

                The last paragraph of Item 4 to the Schedule 13D is hereby amended and restated in its entirety as follows:

               "The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Conversion and Exchange Agreement, the Certificate of Designation of Series D Preferred Stock of FiberNet Telecom Group, Inc., the Certificate of Designation of Series E Preferred Stock of FiberNet Telecom Group, Inc. and the Certificate of Designation of Series F Preferred Stock of FiberNet Telecom Group, Inc., which are being filed as Exhibits S, T, U and V respectively, to this Amendment No.
4 to the Schedule 13D and are incorporated herein by reference."

CUSIP NO. 315653105                                                  Page 3 of 3

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 1999


                                          SIGNAL EQUITY PARTNERS, L.P.

                                          By: Signal Equity Advisors, L.P.
                                          Its: General Partner

                                          By: Signal Equity Advisors, Inc.
                                          Its: General Partner


                                          By:/s/ Timothy P. Bradley
                                             -----------------------------------
                                             Director

                                          TRIDENT TELECOM PARTNERS LLC

                                          By: Trident Telecom Management, L.L.C.
                                          Its: Managing Member

                                          By: Needham Management, Inc.
                                          Its: Managing Member


                                          By:/s/ Donald W. Kuzon
                                             -----------------------------------
                                             President


                                          CONCORDIA TELECOM MANAGEMENT, L.L.C.


                                          By:/s/ Michael S. Liss
                                             -----------------------------------
                                             Sole Member